5-81743

06033515

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ______)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐
Securities Act Rule 802 (Exchange Offer) ☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐
Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Matsuzakaya. Co., Ltd.
(Name of Subject Company)

Matsuzakaya. Co., Ltd.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Matsuzakaya. Co., Ltd.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Matsuzakaya. Co. Ltd., 16-1 Sakae 3chome, Naka-ku, Nagoya City Aichi 460-0008, Japan

Telephone 81-52-251-1111

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

*** An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.**

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) (1) An English translation of a Notice of Convocation of the 161st Ordinary General Meeting of Shareholders to be held on May 25, 2006, is attached to this Form CB as Exhibit 1.

(2) An English translation of the Voting Right Exercise Form is attached to this Form CB as Exhibit 2.

(b) Not Applicable.

Item 2. ***Informational Legends***

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included on the first page of the document filed as Exhibit 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

(1) Not Applicable

(2) Not Applicable

(3) Not Applicable

PART III – CONSENT TO SERVICE OF PROCESS

(1) On April 14, 2006, Matsuzakaya. Co., Ltd. filed with the Securities and Exchange Commission an Appointment of Agent of Service of Process and Undertaking on Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Kunihiko Okada
(Signature)

Kunihiko Okada, President
(Name and Title)

May 2, 2006
(Date)

Exhibit Index

Exhibit Number	Description
Exhibit 1	An English translation of a Notice of Convocation of the 161st Ordinary General Meeting of Shareholders to be held on May 25, 2006.
Exhibit 2	An English translation of the Voting Right Exercise Form.

Exhibit 1

The exchange offer or business combination referred to in this document is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Code number: 8235
May 2, 2006

To: The Shareholders,

Matsuzakaya. Co., Ltd.
President and Representative Director
Kunihiko Okada
3-16-1 Sakae, Naka-ku Nagoya-shi

Notice of Convocation of the 161st Ordinary General Meeting of Shareholders

You are cordially invited to attend the Ordinary General Meeting of Shareholders to be held as described below.

If you are unable to attend the meeting, after reviewing the following documents, please send us the enclosed Voting Rights Exercise Form by return mail, indicating thereon your votes of approval or disapproval the propositions and affixing your seal impression thereto, or access the website http://www.web54.net and cast your vote according to the online instructions.

Particulars

1.	Date and Time	10:00am, May 25, 2006 (Thursday)
2.	Place of the Meeting	3-16-1 Sakae, Naka-ku Nagoya-shi Nagoya Headquarters 8 Floor Hall in the South Building (If numbers of the attendees exceed the hall's full capacity, we may move into another hall (Hall 2, Hall 3))
3.	Purpose of the meeting	

Matters for Reporting:

1. Report on the business report, consolidated balance sheet and consolidated income statement,

and on the audit results of the consolidated accounts by the independent accounting auditors and the Board of Statutory Auditors for the 161st business term (March 1, 2005 to February 28, 2006).

2. Report on the balance sheet and income statement for the 161st business term (March 1, 2005 to February 28, 2006)

Matters for Resolution:

First Item of Business:	omitted
Second Item of Business:	omitted
Third Item of Business:	Incorporation of a 100% Parent Company by means of a Stock Transfer The outline of this proposal is as set forth in the "Reference Material for the Exercise of Voting Rights" (p3 – p19) in the below.
Fourth Item of Business:	omitted
Fifth Item of Business:	omitted
Sixth Item of Business:	omitted
Seventh Item of Business:	omitted
Eighth Item of Business:	omitted
Ninth Item of Business:	omitted

The consolidated financial materials, financial materials and the copy of the audited report to be attached to the convocation notice is as set forth in the "Report" separately attached (omitted).

-End-

*1. The front desk will open from 9:00am
*2. When attending, please submit the enclosed Voting Rights Exercise Form at the front desk.
*3. If you are to exercise your voting right via internet, please read "the Procedures for Exercising your Voting Rights via Internet" (omitted) and "the System Environment" (omitted).

[Translation]

Reference Materials Concerning Exercise of Voting Rights

1. Total number of voting rights of shareholders **167,444 voting rights**

2. Items of business and reference matters

First Item of Business: **omitted**

Second Item of Business: **omitted**

Third Item of Business: **Incorporation of a 100% Parent Company by means of Stock Transfer**

1. Reasons why a stock transfer is necessary

As a further step in the series of organizational reforms that Matsuzakaya. Co., Ltd. has implemented to date, on September 1, 2006 we plan to incorporate Matsuzakaya Holdings Co., Ltd. by means of stock transfer to become our 100% parent company, and make the transition to a pure holding company system in an effort to achieve sustainable growth of the corporate value of the Matsuzakaya group.

By doing so, Matsuzakaya Holdings Co., Ltd. will build a system that facilitates efficient and flexible management decisions, and will crystallize the profitability and business accountability of the group companies. It will work towards enhancing the management efficiency of the Matsuzakaya group as a whole by pursuing synergy between the businesses of the group and restructuring business operations through alliances with other companies, and strengthening growth by expanding business with companies outside the group and generating new business opportunities.

After the transition, Matsuzakaya Holdings Co., Ltd., will be listed, and will be engaged in deciding the management strategies and allocating the management resources for the whole group, as well as supervising the business of the subsidiaries.

It is for these reasons that we wish to incorporate a 100% parent company (a pure holding company, Matsuzakaya Holdings Co., Ltd.) by means of stock transfer.

2. Details of stock transfer

2.1 Provisions of the Articles of Incorporation of the 100% parent company to be incorporated

The provisions of the Articles of Incorporation of Matsuzakaya Holdings Co., Ltd. shall be as set out below in the 'Articles of Incorporation of Matsuzakaya Holdings Co., Ltd.' (the attached reference material, p10-16).

2.2 Class and number of shares to be issued at the time of the stock transfer by the 100% parent corporation to be incorporated, and allocation of shares to shareholders

(i) Class and number of shares to be issued at the time of the stock transfer by the 100% parent company
At the time of the stock transfer, Matsuzakaya Holdings Co., Ltd. will issue ordinary shares totaling the same number as the total number of issued shares in Matsuzakaya. Co., Ltd. as of the date prior to the stock transfer date.

(ii) Allocation of shares to shareholders in the company to become a wholly owned subsidiary
Matsuzakaya Holdings Co., Ltd. will allocate one of its ordinary shares to one ordinary share in Matsuzakaya. Co., Ltd. held by shareholders who are listed or recorded in the final register of shareholders (including the register of beneficial shareholders; the same hereinafter) of Matsuzakaya. Co., Ltd. on the date prior to the stock transfer.

2.3 Amount of capital and capital reserve of the 100% parent company to be incorporated

(i) Amount of capital:
9,765 million yen

(ii) Capital reserve:
The balance of the total amount of existing net assets of Matsuzakaya. Co., Ltd. on the date of the stock transfer after subtracting the amount of capital stated above.

2.4 Cash payment upon stock transfer

There will be no cash payment upon stock transfer.

2.5 Matters relating to the assumption of the obligations with respect to the stock acquisition rights by Matsuzakaya Holdings Co., Ltd., as a result of stock transfer

(i) At this ordinary general meeting of shareholders, the company will raise for discussion the granting of stock acquisition rights as remuneration to directors and statutory auditors under Proposal 7, 'Revision to directors' remuneration and decision on the terms and conditions of stock options as equity compensation', and Proposal 8, 'Revision to statutory auditors' remuneration and decision on the terms and conditions of stock options as equity compensation', as well as the issue of stock acquisition rights to employees under Proposal 9, 'Delegation to the board of directors of the decision on the terms of offering of stock acquisition rights to be issued as stock options to employees'. The obligations with respect to all of the stock acquisition rights to be issued by the stock transfer date in accordance with each of the proposals described above (the "Original Stock Acquisition Rights") shall be assumed by Matsuzakaya Holdings Co., Ltd.

(ii) Details of the stock acquisition rights after assumption

(a) Class of shares of the 100% parent company to be acquired upon exercise
The same class of shares of Matsuzakaya Holdings Co., Ltd., as the shares of Matsuzakaya. Co., Ltd. to be acquired upon exercise of the Original Stock Acquisition Rights.

(b) Number of shares of the 100% parent company to be acquired upon exercise
One thousand (1,000) shares of Matsuzakaya Holdings Co., Ltd., described in (a) above per one (1) stock acquisition right; provided that, this number of shares may be adjusted, if necessary, in the same manner as the Original Share Acquisition Rights.

(c) Amount to be paid upon exercise
Same as the amount to be paid upon exercise of the Original Stock Acquisition Rights.

(d) Exercise period of the stock acquisition rights
Same as the exercise period of the Original Stock Acquisition Rights.

(e) Conditions for exercising the stock acquisition rights
Same as the conditions for exercising the Original Stock Acquisition Rights.

(f) Cancellation of the stock acquisition rights
Same as the reasons (reasons for acquisition) and conditions (conditions for acquisition) for the cancellation of the Original Stock Acquisition Rights.

(g) Restrictions on transfers of the stock acquisition rights
Transfers of the stock acquisition rights shall require the approval of the board of directors of Matsuzakaya Holdings Co., Ltd.

2.6 Stock transfer date

The stock transfer date shall be September 1, 2006.
However, Matsuzakaya. Co., Ltd. may change the stock transfer date if it is necessary to do so for the proceedings of the stock transfer or others.

2.7 Maximum amount of dividends to be paid by the stock transfer date

Matsuzakaya. Co., Ltd. may pay dividends of up to a total of 900 million yen to the shareholders and registered pledgees who are listed or recorded in the final register of shareholders on February 28, 2006.

Furthermore, Matsuzakaya. Co., Ltd. may pay interim dividends of up to a total of 900 million yen to the shareholders and registered pledgees who are listed or recorded in the final register of shareholders on August 31, 2006.

(8) Directors of the 100% parent company to be incorporated
Candidates for directors of Matsuzakaya Holdings Co., Ltd. are as follows:
(unless otherwise indicated, positions are with Matsuzakaya. Co., Ltd.)

Name (date of birth)		Career history and positions with other companies	Shares owned
Kunihiko Okada (July 11, 1935)	4/1958	joined Matsuzakaya. Co., Ltd.	75,000
	9/1990	general manager, New Business Development Dept.	
	5/1991	director; general manager, New Business Development Dept.	
	3/1993	director; general manager, Business Planning & Co-ordination Division	
	3/1995	director; general manager, Business Planning & Co-ordination Division; general manager, Affiliated Businesses	
	11/1997	managing director; general manager, Business Planning & Co-ordination Division; general manager, PR Office; general manager, Affiliated Businesses	
	5/1999	president and representative director	
	5/2001	president and representative director; general manager, Central Merchandising Division	
	5/2003	president and representative director	
	5/2004	president and CEO	
Shun'ichi Samura (January 31, 1946)	3/1969	joined Matsuzakaya. Co., Ltd.	45,200
	5/1998	general manager, Shizuoka store	
	5/1999	director; general manager, Nagoya Division; general manager, Nagoya store;	
	5/2000	managing director; general manager, Nagoya Division; general manager, Nagoya store;	
	5/2002	senior managing director; general manager, Nagoya Division; general manager, Nagoya store	
	5/2003	senior managing director; general manager, Central Merchandising Office,	
	5/2004	representative director, senior executive officer; general manager, Business Planning Office	
	9/2004	representative director, senior executive officer; general manager, Business Planning Office; general manager, Administrative Reform Office	
	3/2006	representative director, senior executive officer; general manager, Business Planning Office	
		representative roles in other companies president and director, Ginza Toshi Kikaku K.K.	

Makoto Kobayashi (July 23,1943)	3/1967 5/1998 5/1999 9/2000 5/2001 5/2003 5/2004 3/2006	joined Matsuzakaya. Co., Ltd. general manager, Secretary's Office general manager, PR Office; general manager, Affiliated Businesses director; general manager, Property Administration Division; general manager, Affiliated Businesses; managing director; general manager, Property Administration Division; general manager, Affiliated Businesses; senior managing director; general manager, Property Administration Division representative director, senior executive officer; general manager, Personnel Division representative director, senior executive officer; general manager, Business Affairs Division	37,100
Hideo Kawanaka (June 25,1942)	4/1965 2/1992 7/1993 7/1998 6/2001 9/2003 5/2004 9/2004	joined Isetan Co., Ltd. director, Isetan Co., Ltd. president and director, West Japan Railway Isetan, Ltd. corporate advisor, Omron Co., Ltd. executive officer, Omron Co., Ltd. special advisor, Matsuzakaya. Co., Ltd. director, senior executive officer; general manager, Central Merchandising Office director, senior executive officer; general manager, Central Sales & Merchandising Administration Office	17,000
Toshiaki Tsushima (March 23,1946)	3/1968 5/1997 5/1999 9/1999 3/2001 5/2003 5/2004 3/2006	joined Matsuzakaya. Co., Ltd. deputy general manager, Financial Division director; general manager, Financial Division director; general manager, Financial Division; general manager, Supplies Purchasing Dept. director; general manager, Financial Division managing director; general manager, Financial Division director, managing executive officer; general manager, Financial Division director, managing executive officer; general manager, Public & Investor Relations Office; general manager, Financial Policy Office	37,100
Kenya Tajika (January 16,1947)	3/1969 5/1999 4/2001 5/2001 9/2001 5/2003 5/2004 9/2004 9/2005	joined Matsuzakaya. Co., Ltd. general manager, Okazaki store general manager, Okazaki store; general manager, Toyota Store Opening Preparation Office general manager, Toyota Store Opening Preparation Office general manager, Toyota store director; general manager, Nagoya Division; general manager, Nagoya store managing executive officer; general manager, Nagoya Division; general manager, Nagoya store managing executive officer; general manager, Chubu Division; general manager, Nagoya store managing executive officer; general manager, Nagoya store	18,100

Shin'ichi Adachi (July 28,1946)	3/1969 5/2001 3/2003 5/2003 5/2004 5/2005 3/2006	joined Matsuzakaya. Co., Ltd. general manager, Audit Office deputy general manager, Affiliated Businesses director; general manager, Affiliated Businesses executive officer; general manager, Legal & General Affairs Office managing executive officer; general manager, Business Affairs Division managing executive officer; deputy general manager, General Business Affairs Division managing executive officer; deputy general manager, General Business Affairs Division	17,000
Tsuyoshi Takayama (July 30,1936)	4/1960 6/1990 6/1992 6/1994 6/1996 6/1998 6/2004	joined Daido Seiko K.K. (now, Daido Steel Co., Ltd.) director, Daido Steel Co., Ltd. managing director, Daido Steel Co., Ltd. senior managing director, Daido Steel Co., Ltd. vice president and representative director, Daido Steel Co., Ltd. president and representative director, Daido Steel Co., Ltd. president and chairman, Daido Steel Co., Ltd. representative roles in other companies representative roles in other companies chairman, Daido Steel Co., Ltd	1,000

(note)

1. Kunihiko Okada and Makoto Kobayashi double as representative directors of Matsuzakaya. Co., Ltd. Shun'ichi Samura triples as representative director of Matsuzakaya. Co., Ltd. and Ginza Toshi Kikaku K.K.
2. None of the director candidates has any particular conflict of interest with respect to Matsuzakaya. Co., Ltd. or will be expected to have any particular conflict of interest with respect to Matsuzakaya Holdings Co., Ltd
3. Tsuyoshi Takayama is a candidate for external director.

(9) Auditors of the 100% parent company to be established

Candidates for statutory auditors of Matsuzakaya Holdings Co., Ltd. are as follows:
(unless otherwise indicated, positions are with company joined)

Name (date of birth)		Career history and positions with other companies	Shares owned
Hiroaki Okazaki (September 23,1944)	3/1967 3/2000 5/2003	joined Matsuzakaya. Co., Ltd. general manager, General Business Affairs Dept., Tokyo Division standing auditor	34,000
Kazuhiko Shibata (September 13,1946)	3/1969 9/1999 5/2004	joined Matsuzakaya. Co., Ltd. general manager, General Business Affairs Dept., Nagoya Division standing auditor	7,000
Sadahiko Shimizu (December 13,1930)	4/1953 6/1984 6/1988 6/1991 6/1994 6/2000 5/2001 6/2004	joined Toho Gas Co, Ltd. director managing director senior managing director president and director chairman and director auditor, Matsuzakaya. Co., Ltd. auditor, Matsuzakaya. Co., Ltd.; advisor, Toho Gas Co., Ltd.	19,000
Kazuyoshi Natsume	4/1965 6/1999 6/2001 6/2003	joined Chubu-Nippon Broadcasting Co., Ltd. director managing director president and representative director	zero

		representative roles in other companies president and representative director, Chubu-Nippon Broadcasting Co., Ltd.	
Shigenori Takano (March 17,1950)	4/1972 7/1998 4/2001 7/2004 7/2005 4/2006	joined Dai-ichi Mutual Life Insurance Co. director managing director managing executive officer director, managing executive officer director, senior executive officer	zero

(note)

1. Kazuyoshi Natsume doubles as representative director of Chubu-Nippon Broadcasting Co., Ltd.
2. None of the statutory auditor candidates has any particular conflict of interest with respect to Matsuzakaya. Co., Ltd. or will be expected to here any particular conflict of interest with respect to Matsuzakaya Holdings Co., Ltd.
3. Sadahiko Shimizu, Kazuyoshi Natsume and Shigenori Takano are all external statutory auditor candidates.

(10) Remuneration of directors and statutory auditors of the 100% parent company to be established, etc.

1. Directors' remuneration etc.

The total remuneration of the directors of Matsuzakaya Holdings Co., Ltd. will be as follows. The remuneration set out below does not include the employee wages for directors that are doubling as employees.

(a) Remuneration amount: up to 23,000,000 yen per month

(b) Stock options as equity compensation
Total amount: up to 80,000,000 yen per annum
Details: As shown in appendix 1.

2. Auditors' remuneration etc.

The total remuneration of the auditors of Matsuzakaya Holdings Co., Ltd. will be as follows.

(a) Remuneration amount: up to 5,000,000 yen per month

(b) Stock options as equity compensation
Total amount: up to 20,000,000 yen per annum
Details: As shown in appendix 2.

(11) Matters relating to the accounting auditors of the 100% parent company
The accounting auditors of Matsuzakaya Holdings Co., Ltd. are as below.

Name: Chuoaoyama PricewaterhouseCoopers

Office: (head office) 32 F Kasumigaseki Bldg., 3-2-5 Kasumigaseki, Chiyoda-ku, Tokyo
(Other offices) 24 offices in Japan, 28 offices overseas

Company history:
12/1968 established Chuo Audit Corporation
07/1988 Chuo Audit and Shinko Audit merged to become Chuo Shinko Audit Corporation
07/1993 changed name to Chuo Audit Corporation
04/2000 Chuo Audit and Aoyama Audit merged to become Chuo Aoyama Audit Corporation
01/2001 merged with Ito Audit Corporation

Other particulars: (as of January 31, 2006)

Capital investment			1,507,000,000 yen
Member			
	Employee	(CPAs)	451 members
	Staff	(CPAs)	1,165 members
		(Assistant accountants)	971 members
		(Others)	932 members
	Total		3,519 members
Clients			5,585 companies

3. Explanation of reasons for matters concerning the allotment of shares set out in Article 366, paragraph 1, subparagraph 2 of the Commercial Code

In this stock transfer, a 100% parent company will be established solely by Matsuzakaya. Co., Ltd., and there will be no change between the shareholder composition of Matsuzakaya. Co., Ltd. at the time of stock transfer and that of Matsuzakaya Holdings Co., Ltd. Therefore, one (1) ordinary share of Matsuzakaya Holdings Co., Ltd. shall be allotted to one (1) ordinary share of Matsuzakaya. Co., Ltd.

	Matsuzakaya Holdings Co., Ltd.	Matsuzakaya. Co., Ltd.
Stock transfer ratio	1.0	1.0

4. Explanation of reasons for matters concerning the assumption of obligations with respect to stock acquisition rights set out in Article 366, paragraph 1, subparagraph 2-2 of the Commercial Code

As stated above, a 100% parent company will be established solely by Matsuzakaya. Co., Ltd. in this stock transfer, and there will be no change between the shareholder composition of Matsuzakaya. Co., Ltd. at the time of stock transfer and that of Matsuzakaya Holdings Co., Ltd. Therefore, as provided above in 2.5 above, Matsuzakaya Holdings Co., Ltd. shall assume the obligation with respect to all of the stock acquisition rights to be issued by the time of the stock transfer in accordance with Agenda 7, 'Revision to directors' remuneration and decision on the terms and conditions of stock options as equity compensation' (omitted), Agenda 8, 'Revision to statutory auditors' remuneration and decision on the terms and conditions of stock options as equity compensation' (omitted), and Agenda 9, 'Delegation to the board of directors of the decision on the terms of offering of stock acquisition rights to be issued as stock options to employees' (omitted), of this ordinary general meeting of shareholders.

5. Content of the balance sheet and the profit and loss statement set out in Article 366, paragraph 1, subparagraphs 3 to 6 of the Commercial Code

The content of the balance sheet and the profit and loss statement of Matsuzakaya. Co., Ltd. are as stated in the 'Report' attached hereto (omitted).

6. Matters concerning the resolution of this agenda

Resolution of this agenda shall take effect upon a resolution of this ordinary general meeting of shareholders of Matsuzakaya. Co., Ltd. and upon receiving the approval of the relevant ministries and agencies as prescribed by laws and ordinances.

[Translation]

(Attached Reference Material)

Articles of Incorporation of Matsuzakaya Holdings Co., Ltd.

Chapter 1. General Provisions

Article 1. (Trade Name)

The Company shall be called "Kabushiki Kaisha Matsuzakaya Holdings" and shall be called in English " Matsuzakaya Holdings Co., Ltd." (hereinafter referred to as "Company")

Article 2. (Purpose)

The purpose of the Company shall be to engage in the following businesses:

1. To hold shares or interests in companies engaging in the following businesses, or foreign companies engaging in businesses corresponding to the following businesses, in order to gain control of or manage such companies.

(1) Department store business
(2) Wholesale of goods, import and export business, and brokerage business for commercial trading;
(3) Buying and selling, leasing, management and agency business regarding real estate, and designing, supervising, management, construction and contracting business of civil engineering and construction and interior finishing construction etc.;
(4) Cleaning of buildings, maintenance and control of the facility and security business according to the Security Service Law;
(5) Transportation business and transportation agency business;
(6) Photograph business, printing and publishing business, antique business, needlecraft business, travel agency business, currency exchange business, hairdresser business, beauty business, and laundry business;
(7) Movies, theaters and other show enterprises;
(8) Operation of amusement places, parking places and clinics;
(9) Operation of special training schools and sports and culture classes;
(10) Operation of sports and culture facilities and sale and purchase of membership rights and agency services thereof;
(11) Sale of pharmaceutical products, pharmaceutical products for animals, pharmaceutical equipment, cosmetics, poisonous substances, deleterious substances, and measures;
(12) Sale of alcohol, salt, tobacco, lottery and bone-made pieces;
(13) Sale of food and drinks, fruits and vegetables, fish and shellfish, processed food, meat, manufacture and sale of confectionary, dairy products, and frozen dairy products, and operation of restaurants;
(14) Manufacture and sale of furniture
(15) Rental and lease of costumes, household electronics, furniture, travel goods, communication devices, office appliances, automobiles for sales and operational purposes, display fixtures, and fixtures and furniture for retail stores, etc.;
(16) Life insurance solicitation business, insurance agency business based on damage insurance and automobile damage insurance law;
(17) Holding and using of land, buildings, and securities;
(18) Labor dispatch business;
(19) Fee-charging employment agency business;
(20) Training business for training, developing knowledge and improving the techniques of personnel;
(21) Businesses relating to contracting of businesses and accepting of businesses;
(22) Advertising agency business; and
(23) All the businesses relating to the foregoing businesses mentioned in item (1) to (22).

2. All businesses relating to the foregoing businesses mentioned in item Article 2.1 above.

Article 3. (Location of the Head Office)

The Company shall have its head office in Nagoya City.

Article 4. (Organization)

The Company establishes the following bodies, in addition to the General Meeting of Shareholders and the Directors:

(1) the Board of Directors;
(2) the Statutory Auditors;
(3) he Board of Statutory Auditors; and
(4) the Accounting Auditors.

Article 5. (Method of Public Notices)

Public notices of the Company shall be made electronically. Provided, however, that if the Company can not make an electronic public notice due to an accident or any other unavoidable reason, public notice will appear in *The Chunichi Shimbun* published in Nagoya City.

Chapter 2. Shares

Article 6. (Number of Shares Authorized to be Issued)

The aggregate number of shares authorized to be issued by the Company shall be 400,000,000 shares.

Article 7. (Issuance of Share Certificates)

The Company will issue share certificates for the shares of the Company.

Article 8. (Number of Shares per Unit and Non-Issuance of Share Certificates Representing Shares less than One Unit)

The number of shares per unit of the Company shall be one thousand (1,000) shares.
Notwithstanding the provisions of Article 7, the Company shall not issue any share certificates for shares less than one unit unless otherwise stipulated in the Share Handling Regulations.

Article 9. (Rights for Shares less than One Unit)

Shareholders of the Company (including beneficial shareholders; hereinafter the same) may not exercise any rights for shares less than one unit, except for the following rights:

(1) rights provided for in each item of Article 189, paragraph 2 of the Corporation Act;
(2) rights to make requests in accordance with Article 166, paragraph 1 of the Corporation Act;
(3) rights to receive allotments of offered shares or stock acquisition rights pro rata to the number of shares; and
(4) rights to make requests provided for in Article 10 of this Articles of Incorporation.

Article 10. (Additional Purchase Request for Shares Less Than One Unit)

Shareholders of the Company may, in accordance with the Share Handling Regulations, request that the Company to sell its shares in the number which, together with the number of shares less than one unit held, will constitute a full unit.

Article 11. (Administrator of the Register of Shareholders)

The Company will provide for an Administrator of the Register of Shareholders for its shares.

The Administrator of the Register of Shareholders and the place of its business shall be determined by resolution of the Board of Directors and the Company shall give public notice thereof.

The preparation and maintenance of and any other business relating to the Register of Shareholders (including the Register of Beneficial Shareholders; hereinafter the same), the Register of Stock Acquisition Rights and the Register of Lost Share Certificates of the Company shall be delegated to the Administrator of the Register of Shareholders, and the Company itself shall not handle such matters.

Article 12. (Share Handling Regulations)

The handling with respect to the shares of the Company and fees thereof shall be governed by the laws and regulations, these Articles of Incorporation and the Share Handling Regulations established by the Board of Directors.

Chapter 3. Ordinary General Meeting of Shareholders

Article 13. (Convocation)

An Ordinary General Meeting of Shareholders shall be convened in May each year and an Extraordinary General Meeting of Shareholders shall be convened from time to time when necessary.

Article 14. (Record Date of the Ordinary General Meeting of Shareholders)

The record date for the voting rights at the Ordinary General Meeting of Shareholders shall be the last day of February of each year.

Article 15. (Person to Convene a Meeting and Chairman)

The President shall convene the General Meeting of Shareholders and act as Chairman.
Should an accident befall the President, one of the other Directors shall convene the General Meeting of Shareholders and act as Chairman in his or her place based on the sequence determined by the Board of Directors in advance.

Article 16. (Disclosure of Documents for the General Meeting of Shareholders via the Internet to be Deemed Furnished)

When convening a General Meeting of Shareholders, the Company may, in a manner using the Internet pursuant to Ministry of Justice Ordinances, disclose information concerning matters required to be described or presented in the reference materials of the General Meeting of Shareholders, business reports, financial statements and consolidated financial statements and deem such information furnished to shareholders of the Company.

Article 17. (Method of Resolution)

Unless otherwise provided for in laws or regulations or these Articles of Incorporation, resolutions of the General Meeting of Shareholders shall be made by a majority of the voting rights of the shareholders entitled to exercise voting rights who attend the Meeting.

The resolutions of the General Meeting of Shareholders as provided for in Article 309(2) of the Corporation Act may be made by two-thirds (2/3) or more of the voting rights of the shareholders in attendance who hold voting rights representing one-third (1/3) or more of the total voting rights of all shareholders.

Article 18. (Exercise of Voting Rights by Proxy)

Shareholders may exercise their voting rights by proxy through a shareholder of the Company entitled to exercise voting rights. In such case, a shareholder or proxy must submit at each General Meeting of Shareholders a written document to the Company certifying the authority of the proxy.

Chapter 4. Directors and the Board of Directors

Article 19. (Number of Directors)

The number of Directors of the Company shall not be more than ten (10).

Article 20. (Election)

Directors shall be elected at a General Meeting of Shareholders.

Directors shall be elected pursuant to a resolution adopted by a majority of the voting rights of the shareholders in attendance who hold voting rights representing one-third (1/3) or more of the total voting rights of all shareholders.

Directors shall not be elected by cumulative voting.

Article 21. (Term of Office)

The term of office of Directors shall expire at the close of the Ordinary General Meeting of Shareholders held with respect to the last business year that falls within one (1) year after the Director's assumption of office.

The term of office of Directors elected to fill in a vacancy or to increase the number of Directors shall continue until the termination of the term of office of other incumbent directors.

Article 22. (Representative Director)

The Board of Directors shall select a Representative Director of the Company by resolution.

Article 23. (Directors with Special Titles)

The Board of Directors may, by resolution, elect a President, Vice-President, Senior Managing Director, Managing Director, Counsel and other such Directors with Special Titles who the Board of Directors recognizes as necessary.

Article 24. (Board of Directors)

The Board of Directors shall, apart from matters set forth by the laws and ordinances or in these Articles of Incorporation, determine all important matters regarding conduct of business affairs of the Company.

Notices to convene a meeting of the Board of Directors of the Company shall be sent to each Director and each Statutory Auditor at least three (3) days before the date of the meeting; provided, however, in cases of emergencies, the notice period may be shortened.

Upon the unanimous consent of all Directors and Statutory Auditors, a meeting of the Board of Directors may be held without the process of convocation.

Article 25. (Forgoing Resolutions of the Board of Directors)

The Company may deem a proposal to have been approved by resolution of the Board of Directors if the requirements provided in Article 370 of the Corporation Act are satisfied.

Article 26. (Regulations of the Board of Directors)

Matters relating to the Board of Directors shall, in addition to laws, regulations, and these Articles of Incorporation, be governed by the Regulations of the Board of Directors determined by resolution of the Board of Directors.

Article 27. (Remuneration, etc.)

The Remuneration, bonuses and other assets that the Directors will receive from the Company as compensation for conducting their duties (hereinafter referred to as "Remuneration") shall be determined by a resolution of the General Meeting of Shareholders.

Article 28. (Exemption of Liabilities of Directors)

In accordance with the provisions of Article 426, paragraph 1 of the Corporation Act, the Company may, by resolution of the Meeting of the Board of Directors and to the extent permitted by the laws and ordinances, exempt the Directors (including people who were Directors) from liabilities for damages arising from their neglecting their duties.

Article 29. (Agreements with Outside Directors regarding the Limitation of Liability)

In accordance with the provisions of Article 427, paragraph 1 of the Corporation Act, the Company may conclude with outside directors an agreement providing for the limitation of their liability for damages arising from their neglecting their duties; provided, however, that the maximum amount of the liability of Directors under such agreements shall be the higher of (a) an amount predetermined by the Company of not less than 7,200,000 yen and (b) an amount stipulated by laws or regulations.

Chapter 5. Statutory Auditors and the Meeting of Statutory Auditors

Article 30. (Authorized Number)

The number of Statutory Auditors of the Company shall not be more than five (5).

Article 31. (Election)

Statutory Auditors of the Company shall be elected at a General Meeting of Shareholders.

Statutory Auditors of the Company shall be elected pursuant to a resolution adopted by a majority of the voting rights of the shareholders in attendance who hold voting rights representing one-third (1/3) or more of the total voting rights of all shareholders.

Article 32. (Term of Office)

The term of office of Statutory Auditors shall expire at close of the General Meeting of Shareholders held with respect to the last business year that falls within four (4) years after the Statutory Auditor's assumption of office.

The term of office of Statutory Auditors elected to fill in the vacancy of a Statutory Auditor who retired before the expiry of his or her term of office shall continue until the termination of the term of office of such retired Statutory Auditor.

Article 33. (Fulltime Statutory Auditors)
Full-time Statutory Auditors shall be appointed by the resolution of the Board of Statutory Auditors.

Article 34. (Board of Statutory Auditors)

The Board of Statutory Auditors shall determine, in addition to matters set forth by the laws and ordinances or in these Articles of Incorporation, matters regarding the duty of the Statutory Auditors.

Notices to convene a meeting of the Board of Statutory Auditors of the Company shall be sent to each each Statutory Auditor at least three (3) days before the date of the meeting; provided, however, in cases of emergencies, the notice period may be shortened.

Upon the unanimous consent of all Statutory Auditors, a meeting of the Board of Statutory Auditors may be held without the process of convocation.

Article 35. (Regulation of the Statutory Auditors)

Matters relating to the Statutory Auditors shall be governed, in addition to the laws and ordinances and these Articles of Incorporation, in accordance with the Regulations of the Statutory Auditors determined by resolution of the Board of Statutory Auditors.

Article 36. (Remuneration)

The Remuneration of the Statutory Auditors shall be determined by the General Meeting of Shareholders.

Article 37. (Exemption of the Liabilities of Statutory Auditors)

In accordance with the provisions of Article 426, paragraph 1 of the Corporation Act, the Company may, by resolution of the Board of Statutory Auditors, and to the extent permitted by the laws and ordinances, exempt the Statutory Auditors (including people who where Statutory Auditors) from liability for damages arising out of their neglecting their duties.

Article 38. (Agreements with Outside Statutory Auditors regarding the Limitation of Liability)

In accordance with the provisions of Article 427, paragraph 1 of the Corporation Act, the Company may conclude with outside Statutory Auditors an agreement providing for the limitation of their liability for damages arising from their neglecting their duties; provided, however, that the maximum amount of the liability of Statutory Auditors under such agreements shall be the higher of (a) an amount predetermined by the Company of not less than 7,200,000 yen and (b) an amount stipulated by laws or regulations.

Chapter 6. Calculation

Article 39. (Business Year)

The business year of the Company shall be one (1) year, from March 1 of each year to the last day of February of the following year.

Article 40. (Organization that will Determine the Dividends from Surplus etc.)

Matters set forth in each item in Article 459, paragraph 1 of the Corporation Act regarding the dividends from surplus and others shall be determined by resolution of the Meeting of the Board of Directors and not by resolution of the General Meeting of Shareholders, except as otherwise provided for in laws and ordinances.

Article 41. (Record Date for Payment of Dividends from Surplus)

The record date for the end of term dividends shall be the last day of February every year.

The record date for the interim dividends shall be August 31 every year.

The Company may pay dividends from surplus on record dates other than the two above determined in order to pay such dividends.

Article 42. (Release from the Obligation to Pay Dividends)

If dividends are to be distributed by cash, the Company shall be released from the obligation to pay such dividends if they remain uncollected for three (3) years or more from the date on which such payment commenced.

Exhibit 1

Details of stock acquisition rights as equity-compensation-type stock options to be granted to directors of Matsuzakaya Holdings Co., Ltd.

1. Class and number of shares to be acquired upon exercise of the stock acquisition rights

   The total number of stock acquisition rights to be issued in a one-year period starting from the date following the date of the ordinary general meeting of shareholders for each fiscal year shall be limited to 140 (one hundred and forty).

   The total number of ordinary shares to be acquired upon exercise of stock acquisition rights to be issued in a one-year period starting from the date following the date of the ordinary general meeting of shareholders for each fiscal year shall be limited to 140,000 (one hundred and forty thousand).

   The number of shares to be acquired upon exercise of each stock acquisition right is 1,000 (one thousand) shares.

   If it is reasonable to adjust the number of shares due to a stock split (including a gratis allotment of stock; hereinafter the same), stock consolidation, capital reduction or like of Matsuzakaya Holdings Co., Ltd. , Matsuzakaya Holdings Co., Ltd. shall make the adjustments it considers necessary.

2. Amount to be contributed upon exercise of the stock acquisition rights

   The amount to be contributed upon exercise of the stock acquisition rights shall be the amount obtained by multiplying the exercise price of one (1) yen by the number of shares to be acquired upon exercise of each stock acquisition right.

3. Exercise period of the stock acquisition rights

   The exercise period of the stock acquisition rights shall be twenty (20) years from the date following the allotment date of the stock acquisition rights determined when the terms of offering of the stock acquisition rights are resolved.

4. Restrictions on the acquisition of the stock acquisition rights by transfer

   Acquisitions of the stock acquisition rights by transfer shall require the approval of the board of directors of Matsuzakaya Holdings Co., Ltd.

5. Conditions for exercising the stock acquisition rights

   Notwithstanding Paragraph 3 above, holders of the stock acquisition rights may, as a general rule, exercise the stock acquisition rights from the date following the date they lose their status as a director and executive officer of Matsuzakaya Holdings Co., Ltd. Other conditions for the exercise of the stock acquisition rights shall be determined at the general meeting of shareholders or the board of directors that decides the terms of offering of the stock acquisition rights.

Exhibit 2

Details of stock acquisition rights as equity-compensation-type stock options to be granted to auditors of Matsuzakaya Holdings Co., Ltd.

1. Class and number of shares to be acquired upon exercise of the stock acquisition rights

The total number of stock acquisition rights to be issued in a one-year period starting from the date following the date of the ordinary general meeting of shareholders for each fiscal year shall be limited to forty (40).

The total number of ordinary shares to be acquired upon exercise of stock acquisition rights to be issued in a one-year period starting from the date following the date of the ordinary general meeting of shareholders for each fiscal year shall be limited to 40,000 (forty thousand).

The number of shares to be acquired upon exercise of each stock acquisition right is 1,000 (one thousand) shares.

If it is reasonable to adjust the number of shares due to a stock split (including a gratis allotment of stock; hereinafter the same), stock consolidation, capital reduction or like of Matsuzakaya Holdings Co., Ltd. , Matsuzakaya Holdings Co., Ltd. shall make the adjustments it considers necessary.

2. Amount to be contributed upon exercise of the stock acquisition rights

The amount to be contributed upon exercise of the stock acquisition rights shall be the amount obtained by multiplying the exercise price of one (1) yen by the number of shares to be acquired upon exercise of each stock acquisition right.

3. Exercise period of the stock acquisition rights

The exercise period of the stock acquisition rights shall be twenty (20) years from the date following the allotment date of the stock acquisition rights determined when the terms of offering of the stock acquisition rights are resolved.

4. Restrictions on the acquisition of the stock acquisition rights by transfer

Acquisitions of the stock acquisition rights by transfer shall require the approval of the board of directors of Matsuzakaya Holdings Co., Ltd.

5. Conditions for exercising the stock acquisition rights

Notwithstanding Paragraph 3 above, holders of the stock acquisition rights may, as a general rule, exercise the stock acquisition rights from the date following the date they lose their status as a auditor of Matsuzakaya Holdings Co., Ltd. Other conditions for the exercise of the stock acquisition rights shall be determined at the general meeting of shareholders or the board of directors that decides the terms of offering of the stock acquisition rights.

Fourth Item of Business:	**omitted**
Fifth Item of Business:	**omitted**
Sixth Item of Business:	**omitted**
Seventh Item of Business:	**omitted**
Eighth Item of Business:	**omitted**
Ninth Item of Business:	**omitted**

Exhibit 2

The exchange offer or business combination referred to in this document is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Voting Rights Exercise Form

Shareholder No.

Number of Voting Rights ______________units

To: Matsuzakaya. Co., Ltd.

I hereby exercise my voting rights with respect to each proposal of 161st Ordinary General Meeting of Shareholders of Matsuzakaya. Co., Ltd. to be held on May 25, 2006 (including adjourned meeting and postponed meeting), by circling "Approval" or "Disapproval" as stated on the right side.

May/ /2006

First Item of Business:	Approval	Disapproval
Second Item of Business :	Approval	Disapproval
Third Item of Business:	Approval	Disapproval
Fourth Item of Business : (excluding the candidates in the right column)	Approval	Disapproval
Fifth Item of Business : (excluding the candidates in the right column)	Approval	Disapproval
Sixth Item of Business :	Approval	Disapproval
Seventh Item of Business :	Approval	Disapproval
Eighth Item of Business :	Approval	Disapproval
Ninth Item of Business :	Approval	Disapproval

Seal of the shareholder

In case a shareholder does not indicate his/her/its approval or disapproval of any of the proposals, the company will deem the voting rights represented by that Exercise of Voting Rights form in favor of these proposals.

Matsuzakaya. Co., Ltd.

If you exercise your voting rights both via Internet and in writing, we will accept the exercise of your voting rights through the Internet as effective.

When you attend the general meeting of shareholders, please submit this Exercise of Voting Rights form to the receptionist at the place of the meeting without tearing the right side.

cut off line

[Translation]

Note:

1. If you are unable to attend the general meeting of shareholders, please indicate your vote of approval or disapproval on the Exercise of Voting Rights form, then affix your seal to the form and return it to us by May 24, 2006.
2. When you indicate your vote of approval or disapproval of fourth and fifth Item of Business, if you declare different intent with respect to certain candidate, please provide the number of the relevant candidate presented in the "Reference Material Concerning the Exercise of Voting Rights".
3. When you indicate your vote of approval or disapproval, please circle "Approval" or "Disapproval" clearly with a black ballpoint pen.
4. When you exercise your voting rights through the Internet, please access the website below with a voting right code and a password and cast your vote by May 24, 2006. In this case, you need not return the Exercise of Voting Rights form to us.

Exercise of Voting Rights form website: http://www.web54.net

<voting right code>

< password>

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Matsuzakaya. Co., Ltd.